Exhibit 99.2

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTH PERIOD ENDED

JUNE 30, 2025

The Management’s Discussion and Analysis (“MD&A”), prepared August 28, 2025, should be read in conjunction with the operating results and financial position and cash flows for the six month period ended June 30, 2025, and related notes (the “unaudited financial statements”) of Fort Technology Inc. (Formerly Impact Acquisitions Corp.) (“Fort” or the “Company”), which were prepared in accordance with International Financial Reporting Standards (“IFRS”). All dollar amounts referred to in this MD&A are expressed in Canadian dollars, unless otherwise noted. Readers are cautioned that this MD&A contains certain forward-looking information. Please see the “Forward Looking Statements” section below for a discussion of the use of such information in this MD&A.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document constitute “forward-looking statements”. When used in this document, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “propose”, “anticipate”, “believe”, used by any of the Company’s management, are intended to identify forward-looking statements. Such statements reflect the Company’s forecasts, estimates and expectations, as they relate to the Company’s current views based on their experience and expertise with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward- looking statements. The Company does not intend, and does not assume any obligation, to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments unless required by law.

DESCRIPTION OF BUSINESS

Fort Technology Inc. is a company domiciled in Canada. The Company was incorporated on December 5, 2019 under the laws of the Province of British Columbia. The address of the Company’s registered and head office is Suite 501-3292 Production Way, Burnaby. The Company is a Capital Pool Corporation (“CPC”) as defined in Policy 2.4 of the TSX Venture Exchange (“Exchange”). This MD&A will be made available on SEDAR+ at www.sedarplus.ca

OVERALL PERMORANCE

The Company was incorporated on December 5, 2019. The Company does not have any operations and, until it completes a Qualifying Transaction, will not conduct any business other than the identification and evaluation of businesses and assets for potential acquisition. As at June 30, 2025, the Company had accumulated deficits of $486,981. The Company’s potential acquisition of a Qualifying Transaction and operating loss and working capital needs may require that it obtain additional capital to continue its operation. Such outside capital may include the sale of additional common shares. There can be no assurance that capital will be available as necessary to meet the Company’s needs or, if the capital is available, that it will be on terms acceptable to the Company. The issuances of additional equity securities by the Company may result in a significant dilution in the equity interests of its current shareholders.

On January 2, 2025, the Company signed a Letter of Intent (“LOI”) with Jeffs Brands Ltd. (“Jeffs”). Subsequently on February 6, 2025, the Company signed a share purchase agreement in order to acquire 100% of the issued and outstanding common shares of Fort Products Limited a wholly owned subsidiary of Jeffs Brands Ltd. The Company will acquire Fort Products Limited by purchasing all of the Jeffs Brands Ltd.’s interest in Fort Products Limited.

The Company agreed to the following payments on the closing date of the Transaction:

●	Issuance of 100,000,000 common shares of the Company;

●	Grant of 66,000,000 purchaser contingent rights, which can be converted into common shares of the Company on a one to one basis upon the satisfaction of the following milestones:

○	The Company will be listed on NYSE/NASDAQ or complete similar uplisting within 24 months from the closing of Transaction.

○	The Company will close equity or debt financings with the gross proceeds equal to or greater than US$8,000,000 within 48 months from the closing of the Transaction.

○	The Company will reach annual revenue by December 31, 2028 over US$15,000,000.

In accordance with TSX-V policies, the Company’s common shares have been halted from trading and will remain so until completion of the Qualifying Transaction or termination of the Share Purchase Agreement.

As of the day of the approval of these financial statements, the Transaction has been completed (See Subsequent events)

SELECTED FINANCIAL INFORMATION

The Company’s date of its fiscal year end is December 31.

The following selected financial data is derived from the financial statements of the Company prepared within acceptable limits of materiality and are in accordance with IFRS. As at the date of this MD&A, the Company was a CPC. Accordingly, the Company has not recorded any revenues, and depends upon share issuances and its cash on hand to fund its administrative expenses. The Company’s expenditures mainly include costs to maintain its public company status in good standing and expenses to identify and evaluate acquisitions of companies, businesses, assets or properties

Item	Six month period Ended June 30, 2025 (CAD$)	Year Ended December 31, 2024 (CAD$)	Year Ended December 31, 2023 (CAD$)
Total Assets	892,749	1,060,076	204,854
Total Liabilities	34,250	20,814	19,076
Working Capital	858,499	1,039,262	185,778
Net Income (Loss)	(180,763)	(57,716)	(48,098)
Shareholders’ Equity	858,499	1,039,262	185,778
Number of Common Shares Outstanding at period end	28,300,000	28,300,000	5,800,000

SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of common shares without par value.

Issued

During the year ended December 31, 2021, the Company issued 2,800,000 common shares at a price of $0.05 per share for gross proceeds of $140,000, of which 2,100,000 common shares were issued to the directors of the Company.

On March 9, 2022, the Company announced the completion of its initial public offering (the “IPO”) of 3,000,000 common shares at the price of $0.10 per common share for gross proceeds of $300,000. The common shares of the Company commenced trading on the TSX Venture exchange on March 11, 2022 under the trading symbol IMPC.P

PI Financial Corp. (the “Agent”) was retained to act as exclusive agent with respect to the IPO. The Agent received commissions of $30,000 as well as non-transferrable share purchase warrants to acquire 300,000 common shares at an exercise price of $0.10 per common share. The Agent’s warrants expire on March 11, 2027.

On March 9, 2022, the Company has also granted incentive stock options to acquire 580,000 common shares at an exercise price of $0.10 per option to the directors and officers of the company. The options expire on March 9, 2027.

On November 29, 2024, the Company completed a private placement of 20,000,000 common shares at the price of $0.05 per common share for gross proceeds of $1,000,000.

A cash commission of $82,500 were paid to the eligible finders and 250,000 common shares were issued to these finders. These costs were classified as share issuance costs. The Company recorded $213,800 share issuance costs.

The Company had 28,300,000 shares issued and outstanding as at June 30, 2025.

RESULTS OF OPERATIONS

Six month period ended June 30, 2025

During the six month period ended June 30, 2025, the Company recorded a net loss of $180,763. The loss is mainly due to legal fees of $119,339, third party valuator fees of $17,325, accounting fees of $32,442 and filing and other fess of $26,208, partially offset by interest income of $14,679.

During the six month period ended June 30, 2024, the Company recorded a net loss of $23,904. The loss is mainly due to accounting fees of $12,392 and filing and other fess of $9,857.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s cash and cash equivalents on June 30, 2025 was $822,530 compared to $1,056,175 on December 31, 2024. Working capital decreased to $858,499 as of June 30, 2025 compared to a $1,039,262 as of December 31, 2024.

Cash used in operating activities for the six month period ended June 31, 2025, was $233,645 (June 30, 2024 - $30,118), which was attributed to the loss during the period of $180,763 (June 30, 2024 – $23,904) and in changes in working capital items which were an increase in accounts payable and accrued liabilities of $13,436 (June 30, 2024 – decrease of $6,214) and an increase in prepaid expenses and interest receivable of $66,318 (June 30, 2024 – $Nil).

The Company’s ability to continue on a going concern basis depends on its ability to successfully raise additional financing. Although the Company has been successful in the past in obtaining financing, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing may be favorable.

As of June 30, 2025, the Company had no material cash contractual obligations.

RELATED PARTY TRANSACTIONS

As at June 30, 2025, $11,529 (December 31, 2024 - $4,725) owing to related parties, accounted for in accounts payable and accrued liabilities.

During the period ended June 30, 2025, the Company incurred

-	$11,025 (June 30, 2024 - $9,450) in accounting fees to a company owned by an officer of the Company.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations or financial condition.

LEGAL PROCEEDINGS

The Company has not been a party to any legal proceedings since inception.

COMMITMENTS

The Company has no long-term commitments.

SUBSEQUENT EVENTS

1.	On July 4, 2025, as a condition to the completion of the transaction with Jeffs, the Company changed its name to Fort Technology Inc.

2.	On July 7, 2025, the transaction with Jeffs has closed and the Company issued to Jeffs 100,000,000 common shares and granted 66,000,000 contingent rights. The Company also issued 5,000,000 common shares to finders.

3.	On July 10, 2025, the Company’s shares resumed trading on the TSX-V under the trading symbol “FORT”.

4.	On August 11, 2025, the Company advanced a loan to EEH Ventures Limited (“EEH”), an arm’s length third party company incorporated under the laws of England and Wales operating a business as a Real Estate Investment Company in the United Kingdom, pursuant to the terms of a loan agreement dated August 8, 2025 (the “Loan Agreement”).

Pursuant to the Loan Agreement, the Company provided EEH an initial loan of £2,000,000 (the “Initial Loan”). An additional amount of £1,000,000 will be made available by the Company 12 months from the date of the Loan Agreement upon demand of EEH (the “Additional Loan”, and together with the Initial Loan, the “Loans”). The Loans will accrue interest at a rate of 7.5% per annum, calculated on a simple interest basis. EEH is required to repay the Loans, including all interest payable, within three years from the date of the Loan Agreement.

The Company will have the right, but not the obligation, to convert the outstanding principal amount and all interest accrued on the Loans into the share capital of EEH as follows: (a) the Initial Loan and all accrued but unpaid interest on the Initial Loan may be converted into shares of EEH representing 19.9% of the issued and outstanding share capital of EEH on the date of conversion, on a fully diluted basis, and (b) the Additional Loan and all accrued but unpaid interest on the Additional Loan may be converted into shares of EEH representing 5.1% of the issued and outstanding share capital of EEH on the date of conversion, on a fully diluted basis (the “Conversion”). The Conversion will be subject to the approval of the TSX Venture Exchange.

Pursuant to the Loan Agreement, Oxford Road Investments Limited (“Oxford”), an arm’s length third party company incorporated under the laws of England and Wales operating a business as an owner of an office building in London, United Kingdom and a subsidiary of EEH, agreed to grant the Company a charge over all surplus proceeds remaining after the full repayment of all amounts due to a senior lender of Oxford. Oxford has entered into a guarantee letter in favor of the Company on August 15, 2025.

5.	On August 21, 2025 the Company announced the closing of a non-brokered private placement of convertible debentures (the “Convertible Debentures”) for proceeds of $5,000,000 (the “Private Placement”). The Convertible Debentures will mature on August 21, 2027 (the “Maturity Date”) and bear interest at 10% per annum, payable quarterly with the first payment being for the period from closing to September 30, 2025. At the option of the holder, the principal amount of the Convertible Debentures is convertible into units of the Company (“Units”) at any time until August 21, 2027 at a price equal to $0.185 per Unit. Each Unit is comprised of one common shares of the Company (“Common Share”) and one common share purchase warrant of the Company (“Warrants”). Each Warrant will entitle the holder thereof to acquire one additional Common Share (“Warrant Share”) at an exercise price of $0.185 per Warrant Share until August 21, 2030.

The Company engaged two finders (the “Finders”) in connection with the Private Placement. In consideration for the services provided by the Finders, the Company paid to the Finders an aggregate of $213,600 and issued to the Finders 1,804,054 Common Shares at a price of $0.185 per Common Share.

6.	On August 21, 2025, the Company’s shareholders approved the adoption of an equity incentive plan to replace the Company’s 10% rolling stock option plan. The equity plan is a fixed plan whereby the aggregate number of common shared of the Company that may be issued upon the exercise or settlement of performance-based awards granted shall not exceed up to 20% of the Company’s issued common shares as at the date of implementation, which maximum was fixed at 26,662,700 common shares.

7.	On August 21, 2025, the Company’s shareholders approved a consolidation of all the issued and outstanding common shares in the capital of the Company on the basis of up to 250 per consolidation shares for 1 post consolidation share.

8.	Since June 30, 2025 - 128,430 Agent options were exercised to common shares for a total amount of $12,843.

RISKS AND UNCERTAINTIES

The Company has a limited history of existence. There can be no assurance that a Qualifying Transaction will be completed. Equity or debt financing may be required to complete a Qualifying Transaction. There can be no assurance that the Company will be able to obtain adequate financing to continue. The securities of the Company should be considered a highly speculative investment. The following risk factors should be given special consideration when evaluating an investment in any of the Company’s securities:

a)	until completion of a Qualifying Transaction, the Company is not permitted to carry on any business other than the identification and evaluation of potential Qualifying Transactions;

b)	the Company has had no business activity and has not acquired any material assets since its incorporation other than cash;

c)	the Company does not have a history of earnings, nor has paid any dividends and will not generate or pay dividends until at least after the completion of the Qualifying Transaction;

d)	the Company has only limited funds with which to identify and evaluate potential Qualifying Transactions and there can be no assurance that the Company will be able to identify a suitable Qualifying Transaction;

e)	even if a proposed Qualifying Transaction is identified, there can be no assurance that the Company will be able8 to successfully complete the transaction;

f)	the Qualifying Transaction may be financed in all or in part by the issuance of additional securities by the Company and this may result in further dilution to the investor, which dilution may be significant and which may also result in a change of control of the Company;

g)	there can be no assurance that an active and liquid market for the Common Shares will develop and an investor may find it difficult to resell its Common Shares;

h)	the Company competes with many Capital Pool Companies that are seeking suitable Qualifying Transactions. In addition, other Capital Pool Companies may have substantially greater financial and technical resources than the Company.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

The Company’s financial statements and the other financial information included in this MD&A are the responsibility of the Company’s management and have been examined and approved by the Board of Directors. The financial statements were prepared by management in accordance with generally accepted Canadian accounting principles and include certain amounts based on management’s best estimates using careful judgment. The selection of accounting principles and methods is management’s responsibility. Management recognizes its responsibility for conducting the Company’s affairs in a manner to comply with the requirements of applicable laws and established financial standards and principles, and for maintaining proper standards of conduct in its activities. The Board of Directors supervises the financial statements and other financial information through its audit committee, which is comprised of a majority of non-management directors. This audit committee’s role is to examine the financial statements and recommend that the Board of Directors approve them, to examine the internal control and information protection systems and all other matters relating to the Company’s accounting and finances. In order to do so, the audit committee meets annually with the external auditors, with or without the Company’s management, to review their respective audit plans and discuss the results of their examination. This committee is responsible for recommending the appointment of the external auditors or the renewal of their engagement.

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